[GRAPHIC OMITTED]AHOLD                                          October 18, 2006

                                                                   PRESS RELEASE

CHIEF BUSINESS SUPPORT OFFICER ARTHUR BROUWER TO LEAVE AHOLD

Amsterdam, The Netherlands, October 18, 2006 - Ahold announced today that its Chief Business Support Officer Arthur Brouwer has resigned to take up a position with a company outside Ahold. Brouwer's role will be assumed, as an interim measure, by Dick Boer, President and CEO of the Albert Heijn Arena and acting member of Ahold's Corporate Executive Board. Brouwer's responsibilities will be transitioned over the next few weeks.

Brouwer was named Chief Business Support Officer in October 2003, after more than a decade with Ahold in positions including Chief Support Officer for Europe Region and Senior Vice President of Management Development & Organization.

"I would like to thank Arthur for the many contributions he has made during his years at Ahold," said Anders Moberg, Ahold President and CEO. "He was instrumental in the creation of our Business Support Office and was the driving force behind significant synergies and cost savings achieved throughout various areas of the business in the past three years. We wish him all the best for the future."

Ahold Press Office: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely. Many of these risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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2006027                                                            www.ahold.com